Linkwell Corporation
1104 Jiatong Road
Jiading District
Shanghai, China 201807

November 9, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Linkwell Corporation
Form 10-K filed March 31, 2011 for the year ended December 31, 2010
Form 10-Q filed May 16, 2011 for the quarter ended March 31, 2011
Form 10-Q filed August 15, 2011 for the quarter ended June 30, 2011
File No. 0-24977

Ladies and Gentlemen:

This letter from Linkwell Corporation (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated October 28, 2011 from Mr. John Cash, regarding the above-referenced Form 10-K and Forms 10-Q.

Set forth below are responses to the numbered comments.  For your convenience, each response follows the sequentially numbered comment copied from your letter of October 28, 2011.

Form 10-K for the Year Ended December 31, 2010

Liquidity and Capital Resources, page 32

1.	We have read your response to comment two of our letter dated October 12, 2011. Please confirm to us that you will include the information provided in your response in your future periodic filings.

Company Response (1):

We hereby confirm that we will include the information provided in our response to comment two of the Commission’s letter dated October 12, 2011 in all of our future periodic filings.

U.S. Securities and Exchange Commission
November 9, 2011

Exhibits 31.1 and 31.2

2.	Please file a full amendment with updated certifications for your Form 10-K and Form 10-Q filings for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively.

Company Response (2):

We have filed, or will file, on or about the date hereof, a full amendment with updated certifications for our Form 10-K for the fiscal year ended December 31, 2011, Form 10-Q for the quarter ended March 31, 2011, and Form 10-Q for the quarter ended June 30, 2011.

This letter responds to all comments contained in Mr. Cash’s letter of October 28, 2011.  If you have any questions, please do not hesitate to contact our attorney Donald J. Ellis at (617) 345-3719.

Very truly yours,

Linkwell Corporation

By:	/s/ Xuelian Bian
Xuelian Bian
Chief Executive Officer

cc:	Mr. John Cash
Donald J. Ellis, Esq. (Burns & Levinson LLP)